Exhibit 99.1

Cenovus releases 2013 corporate responsibility report

CALGARY, Alberta (July 2, 2014) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2013 corporate responsibility report detailing the company’s efforts to protect the health and safety of its workers, accelerate environmental performance, invest in local communities and maintain the highest standards of corporate governance while producing oil and gas the world needs.

“At Cenovus, we take our commitment to responsible energy development seriously,” said Kendall Dilling, Cenovus Vice-President, Environment & Regulatory. “We want Canadians to be proud of the work we’re doing.”

Highlights from the 2013 report include:

•                  Spending nearly $400 million doing business with Aboriginal companies, which represents about 12% of total capital investment and brings Cenovus’s cumulative spending with Aboriginal businesses to more than $1 billion since the company’s inception in December 2009

•                  Safely storing nearly two million tonnes of carbon dioxide (CO2) underground at Cenovus’s enhanced oil recovery project near Weyburn, Saskatchewan. Total cumulative CO2 storage at Weyburn now exceeds 22 million tonnes.

•                  Launching a Wild Watch website and smartphone app to enhance Cenovus’s wildlife monitoring program

•                  Donating over $1 million to more than 20 non-profit organizations to assist with disaster relief efforts following flooding in southern Alberta

•                  Committing $1.5 million to school districts in northern and southeastern Alberta to support literacy and career development programs

“We’re proud of the progress we’ve made,” said Dilling. “However, we truly believe the status quo is unacceptable. Whether we’re encouraging staff to keep safety top of mind, investing in technology to continuously improve environmental performance, or finding innovative ways to support the communities where we live and work, we know we can do better.”

Cenovus’s corporate responsibility report uses the Global Reporting Initiative as a framework and aligns its performance measures with standards set out by the Canadian Association of Petroleum Producers Responsible Canadian Energy™ program. The full 2013 report is available on cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and

New York stock exchanges. Its enterprise value is approximately $32 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media: Jessica Wilkinson Advisor, Media Relations 403-766-8990 General media line 403-766-7751	Investors: Susan Grey Director, Investor Relations 403-766-4751